Statement of Financial Condition and Supplementary Information

OpenDeal Broker LLC
(a wholly owned subsidiary of OpenDeal Inc.)
December 31, 2022
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70188

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **OpenDeal Broker LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

149 Fifth Avenue, 10th Floor

(No. and Street)

New York	**NY**	**10010**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Casey Sullivan	**617-365-4156**	casey@thecapitalr.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB Company

(Name – if individual, state last, first, and middle name)

2950 North Loop West, Suite 1200	**Houston**	**TX**	**77092**
(Address)	(City)	(State)	(Zip Code)
11/05/03		**879**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey Sullivan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OpenDeal Broker LLC _____, as of 12/31 _____, 2022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANN M. DAMARIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires July 13, 2029

Ann M. Damaris

Notary Public

Signature: *Casey Sullivan*

Title:
Principal Financial Officer / FINOP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Statement of Financial Condition and Supplementary Information
Table of Contents
December 31, 2022



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of OpenDeal Broker, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenDeal Broker, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of OpenDeal Broker, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of OpenDeal Broker, LLC's management. Our responsibility is to express an opinion on OpenDeal Broker, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OpenDeal Broker, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EEPB

We have served as OpenDeal Broker, LLC's auditor since 2023.

Houston, TX

March 29, 2023

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Statement of Financial Condition
For the year ended December 31, 2022

Assets:		
Cash and cash equivalents	$	2,919,023
Accounts receivable		195,335
Securities		624,834
Receivable from affiliate		600,000
Other receivable		147,346
Prepaid expenses and other assets		53,916
Total assets		4,540,454
Liabilities and member's equity		
Liabilities:		
Accounts payable		8,302
Other accrued expenses and liabilities		2,257
Total liabilities		10,559
Member's equity		4,529,895
Total liabilities and member's equity	$	4,540,454

The accompanying notes are an integral part of the statement of financial condition.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
For the year ended December 31, 2022

1. **Organization and Description of Business**

   OpenDeal Broker LLC (the "Company"), a New York single-member limited liability company, is a wholly owned subsidiary of OpenDeal Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

   The Company's operations consist of private placement of securities; and providing business advisory services to companies or other institutional investors and referring investors, other broker dealers or hedge funds to unaffiliated broker dealers in exchange for referral, finders or similar fees and it is a Regulation A Plus offerings participant. The Company earns some of its fees in the form of stock, stock options, or token based securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

   Use of Estimates
   The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts on the Statement of Financial Condition and the accompanying notes. Actual results could differ from those estimates.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

   Cash and Cash Equivalents
   Cash and cash equivalents represent cash on deposit with financial institutions.

   Subordinated Liabilities
   The Company had no subordinated liability contracts throughout the period or as of December 31, 2022.

   Concentrations
   The Company's cash deposits are held by one financial institution. The total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2022 the Company had cash balances at the bank that exceeded the balance insured by the FDIC in the amount of $2,669,023. The Company has not experienced any losses in such accounts.

Income Taxes

The Company is a single member limited liability company, and as such is not subject to federal or state as taxable income is allocated to its Parent for inclusion in the Parent's tax return.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 – Financial Instruments-Credit Losses (Topic 326), which introduce a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). This ASU is effective for the Company on January 1, 2020 and based on its evaluation, the adoption did not have a material impact to the Statement of Financial Condition.

3.   **Fair Value of Financial Instruments**

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2022 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

The Company's investments include an equity interest in a private portfolio company (the "Portfolio Company") that is carried at fair value as determined by Management. Management utilizes the Company's pro-rata interest in the net assets of the Portfolio Company as reported by the Portfolio Company's management. Management considers all relevant information available at the time the Portfolio Company values its investments. Management has assessed factors including, but not limited to, the Portfolio Company's price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets				
Securities			$ 624,834	$ 624,834
Total Assets	$ -	$ -	**$ 624,834**	**$ 624,834**

3. **Fair Value of Financial Instruments (continued)**

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2022 attributable to the following:

	Equity Securities
Balance at January 1, 2022	$ 244,381
Transfers into Level 3	380,453
Balance at December 31, 2022	$ 624,834

All of the Level 3 investments have been valued using price obtained by prior transactions or a third party without significant adjustment. Unobservable inputs have not been internally developed by the Company.

4. **Contingencies**

In the normal course of business the Company receives information requests from regulators and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

5. **Related Party Transactions**

The Company is party to service and expense sharing agreements with certain affiliated entities of the Parent. The accompanying Statement of Financial Condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity. These Services Agreements allow the Parent and affiliated entities of the Parent to provide and pay for certain services and allocate direct expenses to the Company. Under the terms of the service agreements, as amended, the Company reimburses the Parent affiliates for all services provided. No costs were payable as of December 31, 2022.

During 2022, OpenDeal Broker reimbursed Republic Core for $600,000 for cash outlays associated with Republic Core's funding of a deposit in an account held at a third party escrow services provider for the benefit of OpenDeal Broker. The Company has included $600,000 as a receivable from affiliate on the Statement of Financial Condition

6. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000, which is greater. The minimum required net capital at December 31, 2022 was $5,000. At December 31, 2022, the Company's net capital was $2,908,464 which was $2,903,464 in excess of the minimum net capital under Rule 15c3-1.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
For the year ended December 31, 2022

7. **Capital Distribution**

During June, 2022 and December, 2022, pursuant to resolutions of the Company's Board of Managers, the Company made in-kind capital distributions in the form of token securities to the Parent in the amounts of $209,580 and $1,351, respectively, decreasing its equity in 2022 by $210,931 as reflected in the Company Statement of Changes in Member's Equity.

8. **New Accounting Pronouncements**

The Company did not adopt any new accounting standards in 2022 that had a material impact to our Statement of Financial Condition.

9. **Subsequent Events**

Effective January 1, 2023, the Company acquired NextSeed Securities, LLC. The Company merged with and began operating under NextSeed Securities, LLC's broker dealer license and subsequently amended the name to OpenDeal Broker LLC.

On March 13, 2023, the FDIC transferred all deposits, both insured and uninsured, and substantially all assets of the former Silicon Valley Bank of Santa Clara, California, to a newly created, full-service FDIC-operated 'bridge bank' in an action designed to protect all depositors of Silicon Valley Bank. The Company holds a significant portion of cash at Silicon Valley bridge bank, with the Company's deposits fully protected.